[Home Depot Letterhead]

September 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rufus Decker, Accounting Branch Chief
Ernest Greene, Staff Accountant

Re:	The Home Depot, Inc.
Form 10-K for the Year Ended February 3, 2013
Filed March 28, 2013
Response dated July 25, 2013
File No. 1-8207

Dear Mr. Decker:

This letter responds to the letter dated August 8, 2013 from the U.S. Securities and Exchange Commission (the “Commission”) to The Home Depot, Inc. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2013 (the “2012 Form 10-K”). It should be read in conjunction with our letter of July 25, 2013 responding to the Commission’s letter of July 16, 2013.

The Staff’s comments have been reproduced below followed by the Company’s response.

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: In our responses below to the Staff's requests for additional disclosures or other revisions, we provide the additional disclosures or revisions that we currently would expect to make in our future filings, based on the relevant facts for the fiscal year ended February 3, 2013 (“fiscal 2012”). The actual disclosures in our future filings are subject to change based on changes in the underlying facts.

Management’s Discussion and Analysis, page 17
Executive Summary and Selected Consolidated Statement of Earnings Data, page 17

2.
We note your response to comment three from our letter dated July 16, 2013. Please disclose the percentage of your net sales that are online sales or disclose that your online sales are immaterial for the periods presented.

Mr. Rufus Decker
September 6, 2013

Response: One of our key initiatives over the past few years has been our strategy on Interconnected Retail, as discussed in our Form 10-K and 10-Q filings, earnings conference calls, and investor presentations. Our Interconnected Retail strategy is based on building a competitive platform across all commerce channels, including sales in our retail store locations, online sales shipped directly to customer homes, Buy Online, Ship to Store (“BOSS”) transactions, and Buy Online, Pick-Up In Store (BOPIS”) transactions. We believe that sales from one commerce channel are not independent of our other commerce channels, and as such, we measure our results based on total sales growth from all commerce channels. For example, our customers are increasingly researching merchandise online but coming to stores to make purchases. Conversely, customers often make online purchases while in our stores or make online purchases driven by a prior visit to one of our retail store locations.

We have not separately disclosed the online sales amount or the precise growth rate because platform distinction is becoming increasingly less relevant and is difficult to measure accurately. The goal of our Interconnected Retail strategy is for all sales channels to interact seamlessly to meet customers’ needs and increase our overall sales, regardless of channel. Conclusively differentiating the channel that drove certain sales can be challenging; for example, BOSS and BOPIS transactions could be classified as either in-store or online sales. Additionally, through our Buy Online, Return In Store (“BORIS”) program, our retail store locations accept returns for merchandise purchased by customers through any of our online channels. We expect these challenges to continue in the future as our Interconnected Retail strategy evolves and new technologies and programs are introduced, such as fulfilling online orders through our retail store locations for delivery to customer homes. Based on these factors, we believe that separately providing online sales, or disclosing that online sales are immaterial, is not necessary and would not be useful to investors.

Critical Accounting Policies, page 24
Goodwill and Other Intangible Assets, page 26

3.
We note your response to comment four from our letter dated July 16, 2013. Please tell us how you determined that your reporting units were your operating segments and not one level below. In doing so, please tell us whether the segment managers for U.S., Canada and Mexico regularly review operating results at a level below the operating segment level and, if so, why that lower level would not constitute the reporting unit level. Refer to ASC 350-20-35-33 through 35-38.

Response: In accordance with Accounting Standards Codification (“ASC”) 350-20-35-33 through 38, the provisions of ASC 280 shall be used to determine the reporting units of an entity. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Pursuant to ASC 280-10-50-11, two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principle of ASC 280, if the segments have similar economic characteristics and if the segments are similar in the nature of the products and services, production processes, type or class of customer for their products and services, the methods used to distribute their products or provide their services, and if applicable, the nature of the regulatory environment.

Mr. Rufus Decker
September 6, 2013

ASC 350-20-55 further states that evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered pursuant to ASC 350-20-55-7 in addition to those outlined in ASC 280 include but are not limited to: the manner in which an entity operates its business and the nature of those operations; whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent); the extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms; and whether the components support and benefit from common research and development projects. The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or it may be economically similar to those other components.

As noted in our letter of July 25, 2013, the Company has three operating segments: U.S., Canada and Mexico. The overall uniformity of the key business characteristics, management objectives, operating strategies and financial performance of these segments makes it appropriate to aggregate them as permitted by ASC 280-10-50-11 into a single reportable operating segment.

Looking first to the operations and reporting for the U.S., the segment manager does regularly receive operating results for the Southern, Northern and Western Divisions, which we consider components of the U.S. They are organized in this manner to break the U.S. business down into manageable components that allow for an efficient rollout of the decisions and objectives of our Chief Executive Officer, whom we consider to be our chief operating decision maker (“CODM”). The assignment of retail store locations to a particular Division is based entirely on management convenience and not on any business characteristics relating to their size, economic performance, business activities, customers, strategic approach, service model or operations.

In reviewing the operations and results for the Southern, Northern and Western Divisions in relation to the qualitative factors cited in ASC 280-10-50-11, we have determined that they are similar in the nature of products and services, production processes, customer classes and distribution methods used and can be aggregated for goodwill impairment testing under ASC 350-20-35-35. The product lines for each U.S. Division are similar and are grouped into the same departments across each Division. The Company focuses on the same classes of customers – do-it-yourself, do-it-for-me and professional customers – in the each of the U.S. Divisions. The Home Depot retail store locations are the dominant distribution vehicle to customers for all U.S. Divisions. Each U.S. Division utilizes similar store layouts, customer service principles and product handling and distribution methods. Associates also receive the same training regarding product knowledge, interaction with customers, safety, etc., in each U.S. Division.

The manner in which each of the U.S. Divisions operates and the nature of their operations is also similar. Significant operating decisions, such as pricing, product and supplier selection, distribution arrangements, payroll hours allocations, and store layouts, are all made across all of the U.S. Divisions by the management in our Store Support Center. The Store Support Center is our corporate office that centrally manages all Home Depot operations. The Store Support Center also houses the national retail hiring center, which controls applicant screening, testing and hiring for all U.S. retail store locations, and Home Depot University, which provides associate training and development for all associates in all Divisions. This oversight by management in our Store Support Center provides for a consistent, high quality

Mr. Rufus Decker
September 6, 2013

customer experience in any of our U.S. retail store locations, regardless of the Division in which the retail store is located.

The Company’s operations in each of the U.S. Divisions also have very similar economic characteristics due to the fact that each is made up of stores built from the same prototype with the same functionality that sell similar products and services. The financial results of each Division follow the same trends and react the same way in response to both positive and negative factors such as general economic upturns and downturns, trends in existing home sales and housing starts, and varying weather conditions. We expect similar gross margin and sales trends for the U.S. Divisions to continue in the future.

Due to the similar operating and economic characteristics of the Southern, Northern and Western Divisions of the U.S., we have aggregated them together for goodwill impairment testing under ASC 350-20-35-35.

Additionally, all of the goodwill for the U.S. was acquired through national acquisitions. The business processes and technology gained through these national acquisitions were rolled out across all U.S. operations, and none of the goodwill is directly related to any individual Division.

Turning to Canada and Mexico, the segment managers also receive operating results for levels below the operating segment level. In reviewing the operations and results for Canada and Mexico, for the same reasons outlined above for the U.S., we have concluded that their components are similar in the nature of products and services, production processes, customer classes and distribution methods used. Additionally, as of August 4, 2013, Canada and Mexico comprised only 180 and 101 stores, respectively. Based on this and pursuant to ASC 350-20-35-35, we have determined these components can be aggregated for goodwill testing at the operating segment level for Canada and Mexico.

1. Summary of Significant Accounting Policies, page 35
Segment Information, page 39

4.
We note your responses to comment six, seven and eight from our letter dated July 16, 2013. You indicate that your operations in U.S., Canada and Mexico have very similar economic characteristics. Please provide the following information:

•
Provide us with your key financial measures (including sales, gross margin and operating margin) used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please provide this information for U.S., Canada and Mexico. Please ensure that you show the dollar amount and percentage changes from period to period in your key financial measures;

•
Explain in greater detail how you determined that each of the three Divisions in the U.S. are not operating segments, since it appears that both the CODM and your Board of Directors regularly receive discrete financial information at the Division level. Please also provide us with information similar to that requested in the preceding bullet for your Northern, Western and Southern Divisions in the U.S.; and

Mr. Rufus Decker
September 6, 2013

•
Provide us samples of the information regularly reviewed by your CODM and/or your Board of Directors and any context necessary to fully understand how the information is used by the CODM and/or your Board of Directors.

Response: As mutually agreed with the Staff, we have provided the requested CODM and Board materials (the “Supplemental Materials”) via courier under separate cover. These Supplemental Materials contain information that is covered by one or more exemptions from the Freedom of Information Act (5 U.S.C. § 552) for reasons of business confidentiality, and, therefore, we request that the Supplemental Materials be returned to us in accordance with Rule 12b-4 of the Securities Exchange Act of 1934, as amended, following the completion of your review. We also request confidential treatment of the Supplemental Materials in accordance with 17 C.F.R. §200.83. The Supplemental Materials consist of the following, which are described in more detail below: Key Financial Measures Schedule, Internal Reporting Package, Consolidated Financial Review Package, Executive Update Package, Financial Update, and Board of Directors Meeting Package.

Please refer to the Key Financial Measures Schedule, which includes sales, gross margin and operating margin results for the U.S., Canada and Mexico. This information is provided for each of our last five fiscal years (2008 – 2012) and our most recent interim periods (first and second quarter of fiscal 2013). Planned amounts are provided for future periods (third and fourth quarter of fiscal 2013 and fiscal years 2013 – 2016).

The Key Financial Measures Schedule also includes sales, gross margin and operating margin results for the Southern, Northern and Western Divisions of the U.S. This information is provided for each of our last five fiscal years (2008 – 2012) and our most recent interim periods (first and second quarter of fiscal 2013). Planned amounts are provided for future periods (third and fourth quarter of fiscal 2013 and fiscal year 2013). No planned amounts are available by Division for fiscal 2014 and thereafter.

ASC 280 requires that a public entity report financial and descriptive information about its reportable operating segments. An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including intercompany transactions), whose operating results are regularly reviewed by the entity's CODM to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Pursuant to ASC 280-10-05-3, operating segments are determined based upon a “management” approach. The management approach is based on the way that management organizes the segments within the entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the entity's internal organization. The function of the CODM is to allocate resources to and assess the performance of components of an entity. As noted above, we consider our Chief Executive Officer to be our CODM.

Our corporate strategy for our retail operations in the U.S. is set by our CODM and executed by our Executive Vice President – U.S. Stores. In order to break the U.S. Stores business down into manageable components and to allow for an efficient rollout of the decisions and objectives of the CODM, our Executive Vice President – U.S. Stores is assisted at the Division level by the Presidents of our Southern, Northern and Western Divisions. In particular, the Division structure allows for more effective human resources management, ensuring that store managers are given the appropriate support and supervision by

Mr. Rufus Decker
September 6, 2013

the individual Division Presidents. In reviewing ASC 280-10-50-1, we have determined that the Southern, Northern and Western Divisions of the U.S. are not operating segments. All three Divisions are similar in the nature of products and services, production processes, customer classes and distribution methods used. Investment decisions are not made by each Division. Instead, investment decisions are made by our CODM regardless of Division. For example, the decision to open or close stores is made based upon the individual store’s rate of return, regardless of which Division the store is in. Overall Division performance has no bearing on the decision to open or close a store. Additionally, decisions on capital expenditures are made and tracked for the U.S. as a whole, rather than by Division. Furthermore, as the U.S. operating segment is the focus when completing our long-term financial plans, we do not prepare a long-term financial plan at the individual Division level.

The product lines for each Division are similar and grouped into the same departments across each Division, and each Division focuses on the same classes of customers – do-it-yourself, do-it-for-me and professional customers. The same products and SKUs are carried across the U.S., regardless of Division. The contracts we enter into with vendors and other suppliers and service providers are negotiated at our Store Support Center on a national level and cover all Divisions. Product pricing is also determined at our Store Support Center and is determined by our national merchants who support all of the Divisions. Further, inventory levels are monitored and replenished by inventory planning and replenishment associates at the Store Support Center for all stores, regardless of Division.

Each Division utilizes similar store layouts, customer service principles and product handling and distribution methods as determined by the Store Support Center. Associates receive the same training regarding product knowledge, interaction with customers, safety, etc., in each Division. Each Division is serviced by the same supply chain methods and distribution centers, which deliver to all stores based on lowest cost, not Division boundaries. Enhancements to our supply chain are determined at the Store Support Center and implemented nationally, regardless of Division. Additionally, all IT infrastructure needs for the stores are determined and maintained at the Store Support Center and administered on a national level, not by Division. Indirect purchases for items including but not limited to aprons, shopping bags and shopping carts are negotiated and implemented nationally for all retail store locations regardless of Division. Finally, our store-based compensation design is the same for all retail store locations, regardless of Division. As such, we have concluded pursuant to ASC 280-10-50-1 that we operate as one U.S. operating segment.

The objective of the segment disclosure required by ASC 280 is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of its financial statements better understand its performance, assess its prospects for future net cash flows and make more informed judgments about the public entity as a whole. We believe that our presentation of financial information as one reportable operating segment effectively achieves this objective.

Our CODM receives financial information at various levels of detail; however, he does not use all of this information to make operating decisions. Certain detailed information in the various reporting packages referenced below is used by the CODM to provide descriptive commentary on sales and other metrics to investors. For example, our CODM is often asked on our earnings conference call to comment on sales results by market, department or other breakdowns below the operating segment level. These same reports are also provided to the U.S. segment manager, who uses the information in the reports more extensively in carrying out the decisions and objectives of the CODM.

Mr. Rufus Decker
September 6, 2013

Please refer to the Internal Reporting Package, which includes a consolidated Income Statement and explanations of basis point variances to last year and plan at a consolidated level. This report is reviewed by the CODM on a monthly basis.

Please refer to the Consolidated Financial Review Package, which includes information at a consolidated level, and then also presents operating results for Canada and Mexico. The Consolidated Financial Review Package includes a consolidated Income Statement, an Income Statement for U.S., Canada and Mexico and related Income Statement variance explanations for each. It also presents Gross Margin, Comparable Store Sales, General & Administrative Expense, Operating Margin, Capital and Inventory analyses versus last year and plan for U.S., Canada and Mexico. Additional information on the Balance Sheet and Cash Flow are included at a consolidated level. This report is reviewed by the CODM on a monthly basis.

Please refer to the Executive Update Package, which is provided to our CODM on a monthly basis and primarily addresses U.S. results. This package includes an Income Statement for the U.S. operations along with its related variance explanations. The results for the U.S. operations include certain information presented by Division. Sales for the U.S. are also presented by market, which are break-outs of key metropolitan areas. Sales for the Southern, Northern and Western Divisions are also presented by Region, which are further breakdowns of each Division. The information presented by Division, region and market is limited in scope and used only to supplement the more complete information provided by total U.S.

In addition, our Board of Directors (“BOD”), which includes our CODM, receives a Financial Update that includes a summary of consolidated operating results for each non-quarter ending month. Please refer to the Financial Update. For each quarter ending month, the BOD receives a summary of consolidated operating results with certain supplemental operating metrics like comparable store sales by country and by the U.S. Divisions. Please refer to the Board of Directors Meeting Package.

Also on a quarterly basis the CODM receives a Conference Call Book that contains key metrics and other financial information at a consolidated level, including granular information by market, department and other breakdowns that may be below the operating segment level. This book is prepared in anticipation of the earnings conference call to discuss our quarterly results. The Conference Call Book is used to answer analysts’ questions, primarily by our Chief Financial Officer, and not to allocate resources or make operating decisions. Therefore, we have not provided the Conference Call Book for your review at this time.

****

Mr. Rufus Decker
September 6, 2013

If you have any questions or comments or need additional information, please do not hesitate to contact me. I may be reached at (770) 384-5735 or by fax (770) 384-5736 or e-mail (Carol_Tome@homedepot.com).

Respectfully submitted,

/s/ Carol B. Tomé
Carol B. Tomé
Chief Financial Officer and Executive
Vice President – Corporate Services

cc:	Teresa Wynn Roseborough Executive Vice President, General Counsel and Corporate Secretary
F. Duane Ackerman Chair, The Home Depot, Inc. Audit Committee
David J. Middendorf KPMG LLP
Brian J. Lane Gibson, Dunn & Crutcher LLP